

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Thomas R. Reeg, Operating Manager
c/o NGA HoldCo, LLC
21 Waterway Avenue, Suite 150
The Woodlands, TX   77380

Re: NGA HoldCo, LLC
        Registration Statement on Form 10-SB
        Filed on: July 20, 2007
        File No.: 0-52734

Dear Mr. Reeg:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The registration statement becomes effective by operation of law 60 days after
    you filed it, and accordingly will trigger the registrant's reporting obligations
    pursuant to Section 12(g) of the Exchange Act. However, we will not clear the
    filing until you have complied with all outstanding comments.

Item 1. Description of Business

Overview of the Company, page 1

2. State from whom the Company will acquire the entire 17.0359% interest in Resorts and who will own the remaining 82.9641% interest in Resorts after the acquisition. We note on page 5 that Donald L. Carano or members of his family will hold approximately 51% of Resorts after the acquisition.

3. Expand the second paragraph to disclose revenues and earnings (losses) of Resorts for the last two fiscal years.

4. Disclose how long Resorts has been in business.

Ownership of the Company, page 1

5. The diagram on page 3 which depicts the general ownership of the entities related to the Company and its subsidiaries is confusing as presented. To make the information easier to read, we suggest the following revisions:

    - Since Messrs. Reeg, Janszen, Langdon, and May own 100% of the voting stock of the Company, they should be positioned at the top of the ownership diagram.

    - In the paragraph following the diagram on page 3, distinguish between the Company which is a holding company for AcquisitionCo and NGA Blocker, LLC and explain what you mean by "Blocker is a separately taxed, non-flow through entity". State what Blocker's share is of the income relating to the Company's business.

    - You do not need the diagram on page 3 and the diagram on page 4, since you repeat much of the same information. Please, combine the information into one diagram.

Environmental Matters, page 32

6. Please provide disclosures related to environmental matters in MD&A and in the notes to the financial statements. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your

financial condition, results of operations, or liquidity. Please disclose any amounts accrued as required by paragraph 9 of SFAS 5. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. In addition, provide the disclosures called for by SAB Topic 5:Y.

Financial Statements

7. Please update your financial statements and financial information for Eldorado Resorts, LLC throughout the filing to comply with Item 310(g) of Regulation S-B. Please also update the financial statements of NGA Holdco LLC and corresponding pro forma financial information to June 30, 2007.

8. Your pro forma financial statements indicate that the pending acquisition of the equity interest in Eldorado Resorts LLC will be significant to your total assets as well as to your income statement. In light of this, we remind you to consider subsequent to the acquisition the principal auditor requirements and correspondingly the reporting requirements when relying upon other auditors. Please refer to AU Section 543 and Rule 2-05 of Regulation S-X.

Financial Statements of NGA HoldCo, LLC
Consolidated Balance Sheets, page F-3

9. Please present the number of units authorized and issued on the face of the balance sheet.

Consolidated Income Statements, page F-4

10. Please present earnings per unit information on the face of your income statement and provide the corresponding required disclosures. Refer to paragraphs 36 through 41 of SFAS 128.

Notes to the Financial Statements

11. Please provide a comprehensive description of the terms of each of class of units as well as the economic rights, risks, and rewards of each class of units in the notes to the financial statements as well as in Item 8. Please also tell us what consideration was given as to whether the two-class method of computing EPS was required. Refer to EITF 03-6.

Note 2. Significant Accounting Policies

Income Taxes, page F-10

12. NGA Blocker, LLC, which is your totally owned subsidiary, is a holding
company that has elected to be taxed as a corporation. You state that it will be
taxed on its share of the income relating to your investment in Resorts rather than
your investors because it is a separately taxed, non-flow through entity. Please
expand your disclosure to address why there would be no income tax expense
reflected on your historical consolidated financial statements related to this
subsidiary. Please also expand your disclosure to clarify how you determine this
subsidiary's share of income, which is taxed.

Financial Statements of Eldorado Resorts LLC

Notes to the Financial Statements

Note 16. Segment Information, page F-41

13. Please revise the titles "Income (Loss) from operations" and "Income (Loss) from
operations after eliminating entries" to be consistent with the amounts and titles
used on your statements of operations. For example, income (loss) from
operations in your note does not agree to the operating income amount reported
on your statements of operations; therefore, the title of this amount should be
revised in your segment note. Please also revise your reconciliations to first
reconcile total net operating income for reportable segments to operating income
under US GAAP and then reconcile operating income under US GAAP to net
income (loss).

Pro Forma Financial Statements

Pro Forma Consolidated Balance Sheet, page F-69

14. Your description of the Resorts transaction on page 4 states that you will transfer
to Resorts $31,133,250 original principal amount of the Shreveport Bonds as well
as transfer to Carano $6,912,113 original principal amount of the Shreveport
Bonds and an equity interest of $286,889 related to Shreveport Gaming Holdings,
Inc. Please expand your description of note (a) to your pro forma balance sheet to
state the nature of the differences between these amounts and the amounts
recorded on your balance sheet as of May 31, 2007 related to these investments.
This description should address how you determined the investment amounts to
record for the acquired equity interest in Eldorado Resorts, LLC and
correspondingly the amount of gain to reflect in your pro forma balance sheet.
Please help us understand how your accounting for this exchange complies with

paragraph 11 of SFAS 140 in regards to determining the values at which the acquired investment should be recorded.

15. Please present the number of units authorized, issued, and outstanding on your pro forma balance sheet.

16. On page F-49 in the notes to Eldorado Resorts, LLC's financial statements, it states that Resorts is entitled, prior to or immediately following the Investor's acquisition of its interest, to make a distribution to the members of Resorts other than the Investor of up to $10 million. During the annual meeting of the Board of Members of Resorts on June 7, 2007, the board approved the $10 million distribution whether or not the transaction is completed with the Investor. Tell us what consideration you gave to reflecting this distribution in your pro forma financial statements and/or disclosing this distribution in your pro forma financial information.

Pro Forma Consolidated Income Statement, page F-70

17. We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months succeeding the transaction shall be disclosed separately and not considered in your pro forma statements of income. Given this, please revise your pro forma income statement to remove the recognition of the gain on the conversion and disclose this fact in the pro forma footnotes.

18. Please clarify the description of your pro forma income statement to state, if true, that the pro forma adjustments assume that the transaction was consummated at August 1, 2006, which is your inception date. Refer to Rule 11-02(b)(6) of Regulation S-X.

19. It is not clear why you are arriving at estimated net income amounts for Eldorado instead of using actual net income amounts in adjustment (c) to your pro forma income statement for the five months ended May 31, 2007 and adjustment (b) to your pro forma income statement for the period ended December 31, 2006. Please revise your pro forma income statements. We remind you that Rule 11-02(b)(6) of Regulation S-X requires that pro forma adjustments be factually supportable.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Nudrat Salik, Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding the comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director